TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019


Linda Assali
Director
Telephone: (615) 835-2901



February 8, 2000
Securities and Exchange Commission
SEC Document Control
450 Fifth
Street,
N.W.
Washington
, DC
20549
Attn:
Filing
Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on Black Box
          Corporation
Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.
Please acknowledge your receipt of the Schedule 13G

filing submission through the EDGAR-Link System

software, by E-Mail confirmation.

                                        Sincerely,

                                        Linda Assali

Enclosures

























                       UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.
20549

                       SCHEDULE 13G

         Under the Securities Exchange
                   Act of 1934
                   (Amendment No.1)

                    Black Box Corporation
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $ .001)
          _______________________________________
                         TITLE OF CLASS OF SECURITIES
                         091826107
          _______________________________________
                       CUSIP NUMBER
                      December 31, 1999
          _______________________________________
(Date of Event Which Requires Filing of this
Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-I(b)
          [   ]     Rule 13d-I(c)
          [   ]     Rule 13d-I(d)




1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF     5. SOLE VOTING POWER
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   8. SHARED DISPOSITIVE POWER


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON

     HC
1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF
              ABOVE PERSONS

    Bankers Trust Company

2.CHECK THE APPROPRIATE BOX IF A MEMBER
          OF A GROUP * (A)  [ ]
          (C)   [ ]
3.SEC USE ONLY
4.CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF     5. SOLE VOTING POWER
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   8. SHARED DISPOSITIVE POWER


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *
                    []
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON

     BK




1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF
              ABOVE PERSONS

    Alex.Brown Investment Management
2.CHECK THE APPROPRIATE BOX IF A MEMBER
          OF A GROUP * (A)  [ ]
          (D)   [ ]
3.SEC USE ONLY
4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF     5. SOLE VOTING POWER
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   8. SHARED DISPOSITIVE POWER


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *
                    []
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON

     IA,PN




Item 1(a).     Name of Issuer:

          Black Box Corporation (the Issuer)

Item 1(b).     Address of Issuer's Principal
Executive Offices:

          The address of the Issuer's principal
     executive offices is 1000 Park Drive, Lawrence,
     PA  15055

Item 2(a).     Name of Person Filing:

          This statement is filed on behalf of
Bankers Trust
          Corporation (BTCorp),  Bankers Trust
          Company (BTCo) and Alex.Brown Investment
          Management (ABIM) (BTCorp , BTCo and ABIM together, the Reporting Persons).
Item 2(b).     Address of Principal Business Office
or, if none,
Residence:

          The principal place of business of BTCorp and BTCo is 130 Liberty Street,
          New York, New York, 10006.

          The principal place of business
          of ABIM is One South Street,
          Baltimore, Maryland 21202.

Item 2(c).     Citizenship:

   The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

   The title of the securities is common stock (the
Common Stock).

Item 2(e).     CUSIP Number:

          The CUSIP number of the Common Stock is set forth on each cover page.

Item 3.  If this statement is filed pursuant to Rules
13d-1(b),
         or 13d-2(b) or (c), check whether the person filing is
         a:

         A.    Bankers Trust Corporation:

         (a)   [   ]     Broker or dealer registered
under
                section 15 of the Act;
         (b)   [   ]     Bank as defined in section
3(a)(6) of
                the Act;

         (c)   [   ]     Insurance Company as defined
in
                section 3(a)(19) of the Act;

         (d)   [   ]     Investment Company registered
under
                section 8 of the Investment Company Act
of 1940;

         (e)   [   ]     An investment adviser in
accordance with
                Rule 13d-1 (b)(1)(ii)(E);

         (f)   [   ]     An employee benefit plan, or
endowment
                fund in accordance with Rule 13d-1
(b)(1)(ii)(F);

         (g)   [X]       A parent holding company or
control
                person in accordance with Rule 13d-1
(b)(1)(ii)(G);

         (h)   [   ]     A savings association as
defined in
                section 3(b) of the Federal Deposit
Insurance Act;

         (i)   [   ]     A church plan that is excluded
from the
                definition of an investment company
                under section 3(c)(14) of the
                Investment Company Act of 1940;

         (j)   [   ]     Group, in accordance with Rule
13d-1
                (b)(1)(ii)(J).

  If this statement is filed pursuant to Rule 13d-1 (c),
 check this box.   [   ]
 B.    Bankers Trust Company:
(a)   [   ]     Broker or dealer registered under
       section 15 of the Act;

(b) [X] Bank as defined in section 3(a)(6) of the Act;

(c)   [   ]     Insurance Company as defined in
       section 3(a)(19) of the Act;

(d)   [   ]     Investment Company registered under
       section 8 of the Investment Company Act of 1940;

(e)   [   ]     An investment adviser in accordance with
       Rule 13d-1 (b)(1)(ii)(E);

(f)   [   ]     An employee benefit plan, or endowment
       fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

(g)   [   ]     A parent holding company or control
       person in accordance with Rule 13d-1 (b)(1)(ii)(G);

(h)   [   ]     A savings association as defined in
       section 3(b) of the Federal Deposit Insurance Act;

(i)   [   ]     A church plan that is excluded from the
       definition of an investment company under section
       3(c)(14) of the Investment Company Act of 1940;

(j)   [   ]     Group, in accordance with Rule 13d-1
       (b)(1)(ii)(J).

  If this statement is filed pursuant to Rule 13d-1 (c),
 check this box.   [   ]

 C.    Alex.Brown Investment Management:

(a)   [   ]     Broker or dealer registered under
       section 15 of the Act;

(b)   [   ]     Bank as defined in section 3(a)(6) of
       the Act;

(c)   [   ]     Insurance Company as defined in
       section 3(a)(19) of the Act;

(d)   [   ]     Investment Company registered under
       section 8 of the Investment Company Act of 1940;

(e)   [X]       An investment adviser in accordance with
       Rule 13d-1 (b)(1)(ii)(E);

(f)   [   ]     An employee benefit plan, or endowment
       fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

(g)   [   ]     A parent holding company or control
       person in accordance with Rule 13d-1 (b)(1)(ii)(G);

(h)   [   ]     A savings association as defined in
       section 3(b) of the Federal Deposit Insurance Act;

(i)   [   ]     A church plan that is excluded from the
                definition of an investment company under section
                3(c)(14) of the Investment Company Act of 1940;
         (j)   [   ]     Group, in accordance with Rule 13d-1
                (b)(1)(ii)(J).
          If this statement is filed pursuant to Rule 13d-1 (c),

          check this box.   [   ]

Item 4.   Ownership.

          (a)  Amount beneficially owned:

           (b) Percent of class:

           (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: (ii)

               shared power to vote or to direct the vote:

                (iii)    sole power to dispose or to direct the
disposition of:

                (iv) shared power to dispose or to direct the disposition of:

Item 5.   Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.   Ownership of More than Five Percent on Behalf of
Another Person.

          Not applicable.
Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.
Item 8.   Identification and Classification of Members of the
Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                         SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 8, 2000


                                BANKERS TRUST CORPORATION
                                By:     /s/ James T. Byrne,
                                   Jr.
                                   Name:   James T. Byrne, Jr.



                                   Title:            Secretary



































                 Consent of Bankers Trust Company




          The undersigned agrees that the Schedule 13G executed by Bankers Trust Corporation to which this statement is attached as an exhibit is filed on behalf of Bankers Trust Corporation and Bankers Trust Company pursuant to Rule 13d-1(k)(1) of the
Securities Exchange Act of 1934.




Dated:  February 8, 2000


                                BANKERS TRUST COMPANY

                                By:   /s/ James T. Byrne, Jr.

                                   Name:   James T. Byrne, Jr.



                                   Title:Secretary

            Consent of Alex.Brown Investment Management

          The undersigned agrees that the Schedule 13G executed by Bankers Trust Corporation to which this statement is attached as an exhibit is filed on behalf of Bankers Trust Corporation and Alex.Brown Investment Management pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.


Dated:  February 8, 2000


                                ALEX.BROWN INVESTMENT MANAGEMENT



                                By:   /s/ J. Dorsey Brown, III
                                   Name:  J. Dorsey Brown, III
                                   Title:Chief Executive Officer